7.00am BST

23 April 2026

AGM TRADING UPDATE

RELX, the global provider of information-based analytics and decision tools, has issued the following update on trading ahead of the Annual General Meeting, reaffirming the outlook for the full year.

Highlights

➢RELX has started the year well across all four business areas and has continued to deliver strong underlying revenue and profit growth, and strong new sales
➢Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers
➢We continue to develop and launch these products by leveraging deep customer understanding to combine our unique content and comprehensive data sets with advanced artificial intelligence technologies

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis

Risk

●	Strong underlying revenue growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools.
Business Services continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales.
Insurance continues to be driven by further innovation and adoption of contributory databases and market-specific solutions, and strong new sales.
●	Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Scientific, Technical & Medical

●	Improving underlying revenue growth continues to be driven by the evolution of the business mix towards higher growth, higher value analytics and tools, the increasing pace of new product introductions, and strong new sales.
Databases, Tools & Electronic Reference continues to be driven by higher value-add analytics and decision tools, with continued rollout, adoption and usage growth of our AI-enabled tools.
Primary Research continues to be driven by volume growth, with article submissions growing very strongly across the portfolio.
●	Full year outlook: We expect good to strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Legal

●	Strong underlying revenue growth continues to be driven by the shift in business mix towards higher growth, higher value legal analytics and tools. Renewals and new sales are strong across all key segments.
In Law Firms & Corporate Legal, double-digit growth continues to be driven by the adoption and expansion of our core AI-enabled legal research and analytics platform with its integrated agentic legal assistant (Lexis+ with Protégé).
Government & Academic and News & Business continue to be driven by the further extension of analytics and decision tools.
●	Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions

●	Strong underlying revenue growth continues to be driven by the improved ongoing growth profile of our event portfolio, and good progress on value-enhancing digital initiatives.
●	Full year outlook: Notwithstanding the rescheduling of some events in the Middle East, we continue to expect strong underlying revenue growth with an improvement in adjusted operating margin over the prior full year.

Underlying revenue growth rates are calculated at constant currency, and exclude revenue from acquisitions until twelve months after purchase, revenue of disposals and assets held for sale, print and print-related revenue, exhibition cycling, and timing effects. Underlying adjusted operating profit growth rates are calculated on the same basis except that they do not exclude exhibition cycling and timing effects. Constant currency growth rates are based on 2025 full-year average and hedge exchange rates.

-ENDS-

ENQUIRIES:	Paul Sullivan (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people, around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £49bn/€56bn/$66bn.